

May 30, 2012

VIA U.S. MAIL AND FACSIMILE

Lisa Proch
Assistant General Counsel and Assistant Vice President
The Hartford
200 Hopmeadow Street
Simsbury, Connecticut 06089

> Re: Hartford Life Insurance Co Separate Account VL II ("Hartford Life")
> Initial Registration Statement on Form N-6
> File Nos. 333-180756; 811-07271
>
> Hartford Life & Annuity Co Separate Account VL II ("HLA")
> Initial Registration Statement on Form N-6
> File Nos. 333-180757; 811-07273

Dear Ms. Proch:

The staff has reviewed the above-referenced registration statements, which the Commission received on April 16, 2012. We provided the registration statements a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy marked copy of the prospectus provided to the staff. Unless otherwise noted, the comments set forth below apply to both policies offered by this prospectus (*i.e.*, that of both Hartford Life and HLA).

1. **General**

a. Please note that the filings have material information, including illustrations and financial information, missing. Please confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statements.

b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

c. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policies or whether the company will be primarily responsible for paying out on any guarantees associated with the policies.

d. Please confirm that all capitalized terms that appear in the prospectus and SAI are used consistently and are defined in the Glossary or elsewhere in the prospectus. It appears that some capitalized terms, including "Insured" on page 4 of the prospectus, "Final Underwriting Determination" on page 26, and "Withdrawal" on page 39, are not defined. In addition, the terms "insured," "face amount," "modal premium," "cash surrender values," and "surrender charges" are sometimes capitalized and sometimes not.

e. When describing any guaranteed features, please include prominent disclosure to the effect that the guarantees under the contract are backed solely by the claims paying ability of the insurance company, and that the contract owner must look to the strength of the insurance company with regard to such guarantees. In particular, please include this disclosure in the Optional Supplemental Benefits section, prior to the discussion of the GMAB, the GMDB, and the GMWB provided by the LongevityAccess Rider. *See* pp. 31-41.

2. Benefits of Your Policy (p. 4)

Please consider providing a brief description of the optional riders in this section.

3. Fee Tables (pp. 6-12)

a. *Transaction Fees:* Please include separate disclosure in this table for the Extended Value Option, as it is a separate transaction fee. *See* Form N-6, Item 3, instr. 2(c). The disclosure should include information similar to that provided for all other transaction fees (that is, the name of the charge, when the charge is deducted, and the amount deducted).

b. *Charges Other Than Fund Operating Expenses:*

i. In the fee tables for both Hartford Life and HLA, please insert the word "Periodic" in the title as set forth in Item 3 of Form N-6.

ii. <u>General comment</u>: For many of the charges that are assessed monthly, the disclosure includes both the annual fee and the amount deducted per month. (*See, e.g.,* the Mortality and Expense Risk Charge.) For consistency and clarity, please provide the same disclosure for all charges that are assessed monthly.

iii. <u>Cost of Insurance Charges</u> (pp. 6 and 10): The representative charge appears to be less than the minimum charge. Please advise or revise.

iv. <u>Monthly per $1,000 Charge</u> (pp. 6 and 10): Please disclose that the charge is also assessed following an unscheduled increase in Face Amount. *See* p. 24.

v. <u>Waiver of Specified Amount Disability Benefit</u> (Hartford Life only) (p. 7): The minimum and maximum charges appear to be on a per $1 basis, while the representative insured charge is on a per $100 basis, which is outside the minimum-maximum range. Please advise or revise.

vi. <u>Overloan Protection Rider</u> (pp. 7 and 11): Please include a reference to footnote 2.

vii. <u>LifeAccess Accelerated Benefit Rider and LongevityAccess Rider</u> (pp. 7 and 11-12): Please include a reference to footnote 1.

viii. The fee table for Hartford Life includes the LongevityAccess Rider. However, the prospectus (at page 39) states that only the HLA policy offers this rider. Please resolve this apparent inconsistency.

ix. With respect to the LongevityAccess Rider, the prospectus states at page 39 that there is an additional charge on policies with initial face amounts of $2,000,000 or less. If so, please revise the disclosure in the fee table to reflect this additional charge.

x. In a footnote to the fee table, please provide more specific disclosure concerning the effect of an insurance class change on the monthly rider rates for the LongevityAccess Rider.

xi. The fee table for HLA includes the Accelerated Death Benefit Rider for Terminal Illnesses. However, the prospectus (at page 38) states that only the Hartford Life policy offers this rider. Please resolve this apparent inconsistency.

4. Annual Fund Operating Expenses (pp. 13-16)

a. Please revise the fee table for the Fidelity target-date funds as the total annual operating expenses currently read N/A.

b. Please revise footnote 2 to only reflect portfolios offered with the Liberty VUL product.

5. **Issue First (p. 25)**

Please clarify when funds are allocated to the Separate Account investment options. This is confusing because allocations are made at the end of the free look period, but there appear to be two free look periods when using the Issue First feature. (That is, one for the Binding Premium Receipt and one for the Policy.)

6. **Guaranteed Minimum Accumulation Benefit Rider (p. 32)**

a. Please clarify whether the ability to restrict investment options will apply only to new sales after the establishment of such restrictions, or whether it will apply to all policyholders who own the rider.

b. Please explain supplementally if there are any restrictions on the purchase of other optional benefits while this rider is in effect.

7. **LongevityAccess Rider (pp. 39-41)**

The description of the Longevity Access Rider is confusing for several reasons.

a. Please revise the initial paragraph in this section to more clearly describe the key features of the GMWB, including an explanation of what a GMWB is. The summary also should note the fact that the GMWB does not become available until the insured reaches the age of 90 and that 100% of Account Value must be allocated to the Fixed Account in order for the insured to become, and remain, eligible for the rider. For clarity, please consider avoiding the use of terms that have not yet been defined or, alternatively, please note that such terms are defined below.

b. Each place the GMWB amount is described, please clarify that the amount is a monthly withdrawal rate.

c. *Residual Death Benefit (p. 39):* Please clarify whether this death benefit amount is in addition to the policy's other death benefits.

d. *Benefit Eligibility Date (p. 40):* This section states that the Benefit Eligibility Date is the Policy Anniversary that the insured becomes "insurance age 90." Please explain in the disclosure what is meant by "insurance age 90," or, alternatively, please revise the disclosure for clarity.

e. *GMWB Target Value; GMWB (p. 40):* Both of these sections repeatedly include the phrase "in accordance with [name] provision." If this phrase is intended as a cross-reference, please revise it to more clearly state the cross-reference.

f. *Benefit Eligibility Test (p. 40):*

    i. The second line in this section states that Death Benefit Option A must be selected to pass the Test. Please include similar disclosure in the discussion of Death Benefit Options at page 47 of the prospectus and in the summary discussion of Death Benefit Options at page 4 of the prospectus.

    ii. The rider requires that 100% of Account Value be allocated to the Fixed Account. Please include prominent disclosure in the discussion of this rider that the purpose of this investment restriction is to reduce the volatility in investment performance and that such reduced volatility may reduce the returns on investments.

g. *Policy Transactions that Cause the GMWB to Become Unavailable (p. 40):*

    i. Please explain the difference between the rider becoming "Unavailable" and the rider having "Terminated".

    ii. The disclosure in this section concerning the GMWB reset is confusing. If the GMWB is reset, how can it be unavailable? Please clarify this in the disclosure.

    iii. Please clarify in this section whether all, or some, of the transactions described therein will, or may, require that a Benefit Eligibility Test be performed.

h. *Insurance Class Changes (p. 41):*

    i. Please clarify in the disclosure what an "insurance class" is. If the term refers to the insured's underwriting class (based on age, health, etc.), please so state.

    ii. Please explain more clearly what might cause an "insurance class change." At present, the prospectus states only that a change "is based on" various factors, but does not specify how these factors might cause an insured to be reclassified. For example, would the mere fact that an insured is now 90 years old, in and of itself, result in a reclassification and consequent increase in future monthly rider charges? Do you require periodic medical examinations?

    iii. Please provide more specific disclosure concerning the effect of such an insurance class change on the insured's monthly rider rates and the GMWB Target Value. (That is, how much of an increase in rates/decrease in Target Value is likely to result from a reclassification?) Alternatively, if specific increases/decreases in amounts cannot be determined at this time, please provide a representative example. In addition, please provide similar disclosure in a footnote to the fee table.

    iv. Please disclose whether an insured would receive notice of such an insurance class change and its effect on monthly rider rates/Target Value prior to such a reclassification.

i. *Withdrawals Less Than or in Excess of the GMWB (p. 41):* The last sentence in this section (beginning, "However, withdrawing a greater amount….") is unclear. Does this statement mean that the GMWB will, or may, become unavailable, or only that it will be reset? Also, if the GMWB does become unavailable, will another Benefit Eligibility Test be required? Please revise this section for clarity.

8. Policy Settlement Options (p. 41)

Please update the disclosure in this section to reflect the current policy with respect to pre-selecting a Designed Settlement Option.

9. Power of Attorney

Please note that the power of attorney for these filings did not reserve the right to execute amendments. Therefore, a new power of attorney will be necessary for any pre-effective or post-effective amendments. *See* rule 483(b) under the Securities Act of 1933.

10. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that
- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

     ****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statements, they will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statements. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statements, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

     Sincerely,

     Deborah D. Skeens
     Senior Counsel
     Office of Insurance Products